UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. )*

AUTOINFO, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

052777109
(CUSIP Number)

Christopher DeMuth, Jr. c/o Rangeley Capital, LLC 3 Forest Street New Canaan, Connecticut 06840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	052777109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

3,618,300

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

3,618,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,618,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	052777109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

3,618,300

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

3,618,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,618,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	052777109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher DeMuth, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

3,618,300

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

3,618,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,618,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	052777109

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is Common Stock, par value $0.001 per share (the "Common Stock"), of AUTOINFO, INC. ("AUTOINFO").  AUTOINFO is a Delaware corporation with its principal executive offices located at 6413 Congress Avenue, Suite 260, Boca Raton, Florida 33487.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Rangeley Capital, LLC, a Delaware limited liability company (ii) Rangeley Capital Partners, LP, a Delaware limited partnership and (iii) Christopher DeMuth, Jr.  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of the Reporting Persons is 3 Forest Street, New Canaan, Connecticut 06840.

(c)	Rangeley Capital, LLC is the investment manager of Rangeley Capital Partners, LP Christopher DeMuth, Jr. is the managing member of Rangeley Capital, LLC.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Christopher DeMuth, Jr. is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.

Item 4.	Purpose of Transaction.

The shares of Common Stock covered by this Schedule 13D were acquired by Rangeley Capital, LLC for investment purposes in the ordinary course of business.  In connection with a potential sale of AUTOINFO, Rangeley Capital, LLC plans to seek an appraisal of the fair value of the Common Stock it holds in AUTOINFO.  Rangeley Capital, LLC reserves the right to have communications with AUTOINFO's management, board of directors, shareholders or other parties in connection with any sale of AUTOINFO.  In addition, Rangeley Capital, LLC reserves the right to take any and all actions that they may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of AUTOINFO, selling or otherwise disposing of any securities of AUTOINFO beneficially owned by them, or formulating other plans or proposals regarding AUTOINFO or its securities to the extent deemed advisable by Rangeley Capital, LLC in light of their general investment policies, market conditions, subsequent developments affecting AUTOINFO and its general business and future prospects.  Rangeley Capital, LLC may take any other action with respect to AUTOINFO or any of AUTOINFO's debt or equity securities in any manner permitted by law.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of March 22, 2013, 34,343,215 shares of AUTOINFO's Common Stock were outstanding (as disclosed on AUTOINFO 's Form 8-K dated April 1, 2013).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit B and were all effected in broker transactions.

Each Reporting Person specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. Description A Joint Filing Agreement among the Reporting Persons dated as of April 11, 2013. B Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2013
(Date)

/s/ Christopher DeMuth, Jr.
Christopher DeMuth. Jr.*

Rangeley Capital, LLC

By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member Rangeley Capital Partners, LP By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member of Rangeley Capital GP, LLC
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, par value $0.001 per share of AUTOINFO, INC.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Rangeley Capital, LLC

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Managing Member
Rangeley Capital Partners, LP

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Director

April 11, 2013
Date

Exhibit B

TRANSACTIONS IN THE SHARES

Transaction	Trade Date	# of Shares	Price per Share
Buy	4/4/2013	1,000	1.09
Buy	4/4/2013	1,000	1.09
Buy	4/3/2013	1,000	1.10
Buy	4/3/2013	1,000	1.10
Buy	4/3/2013	1,000	1.09
Buy	4/2/2013	1,000	1.09
Buy	4/1/2013	1,000	1.10
Buy	4/1/2013	1,000	1.09
Buy	4/1/2013	1,000	1.10
Buy	3/28/2013	1,000	1.11
Buy	3/28/2013	1,000	1.11
Buy	3/28/2013	1,000	1.11
Buy	3/28/2013	1,000	1.12
Buy	3/28/2013	1,000	1.12
Buy	3/28/2013	1,000	1.12
Buy	3/28/2013	1,000	1.12
Buy	3/28/2013	1,000	1.12
Buy	3/27/2013	1,000	1.13
Buy	3/26/2013	1,000	1.13
Buy	3/26/2013	1,000	1.14
Buy	3/26/2013	1,000	1.14
Buy	3/26/2013	1,000	1.14
Buy	3/25/2013	1,000	1.14
Buy	3/25/2013	1,000	1.14
Buy	3/25/2013	1,000	1.15
Buy	3/22/2013	1,000	1.17
Buy	3/22/2013	1,000	1.15
Buy	3/22/2013	300	1.13
Buy	3/20/2013	1,000	1.11
Buy	3/20/2013	1,000	1.11
Buy	3/15/2013	10,000	1.07
Buy	3/15/2013	1,000	1.07
Buy	3/15/2013	49,500	1.07
Buy	3/15/2013	50,500	1.07
Buy	3/15/2013	100,000	1.06
Buy	3/15/2013	65,000	1.06
Buy	3/14/2013	50,000	1.06
Buy	3/14/2013	50,000	1.06
Buy	3/14/2013	10,000	1.06
Buy	3/14/2013	100,000	1.06
Buy	3/14/2013	100,000	1.06
Buy	3/14/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	88,412	1.06
Buy	3/13/2013	100,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06

Transaction	Trade Date	# of Shares	Price per Share
Buy	3/13/2013	10,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.07
Buy	3/13/2013	86,900	1.06
Buy	3/13/2013	10,000	1.06
Buy	3/13/2013	100	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	11,000	1.06
Buy	3/13/2013	100,000	1.06
Buy	3/13/2013	100,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	100,000	1.06
Buy	3/13/2013	100,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/13/2013	1,000	1.06
Buy	3/12/2013	100,000	1.06
Buy	3/12/2013	75,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	50,000	1.06
Buy	3/12/2013	1,000	1.07
Buy	3/12/2013	93,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/12/2013	1,000	1.06
Buy	3/11/2013	1,000	1.06
Buy	3/11/2013	1,000	1.07
Buy	3/11/2013	1,000	1.06
Buy	3/7/2013	1,000	1.07
Buy	3/7/2013	1,000	1.07

Transaction	Trade Date	# of Shares	Price per Share
Buy	3/7/2013	90,244	1.07
Buy	3/7/2013	1,000	1.07
Buy	3/7/2013	100,000	1.07
Buy	3/7/2013	1,000	1.07
Buy	3/7/2013	1,000	1.07
Buy	3/6/2013	100,000	1.08
Buy	3/6/2013	1,000	1.08
Buy	3/6/2013	100,000	1.08
Buy	3/6/2013	28,400	1.08
Buy	3/6/2013	1,000	1.08
Buy	3/6/2013	71,600	1.07
Buy	3/6/2013	62,200	1.06
Buy	3/6/2013	1,000	1.06
Buy	3/6/2013	1,000	1.06
Buy	3/6/2013	1,000	1.06
Buy	3/6/2013	1,000	1.06
Buy	3/6/2013	1,000	1.06
Buy	3/6/2013	1,000	1.06
Buy	3/6/2013	1,000	1.07
Buy	3/6/2013	1,000	1.07
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	100,000	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	15,200	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	1,000	1.08
Buy	3/5/2013	40,100	1.07
Buy	3/5/2013	1,000	1.07
Buy	3/5/2013	1,000	1.07
Buy	3/5/2013	1,000	1.07
Buy	3/5/2013	1,000	1.07
Buy	3/5/2013	1,000	1.07
Buy	3/5/2013	16,544	1.06
Buy	3/5/2013	65,300	1.05
Buy	3/5/2013	100,000	1.05
Buy	3/4/2013	39,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	1,000	1.05

Transaction	Trade Date	# of Shares	Price per Share
Buy	3/4/2013	1,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	1,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	100,000	1.05
Buy	3/4/2013	10,000	1.05
Buy	3/4/2013	1,000	1.05
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.05
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	10,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	25,000	1.04
Buy	3/4/2013	10,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	10,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04
Buy	3/4/2013	1,000	1.04

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